NEWS RELEASE

PTC REPORTS CONSOLIDATED THIRD QUARTER 2004 RESULTS

Warsaw – November 10, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and a UMTS license holder, today announced results for the third quarter of 2004. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

•

Gross subscriber additions more than doubled when compared to the third quarter of 2003 and totalled 1.1 million in the third quarter of 2004;

•

Total consolidated subscriber base grew by 38.6 percent to over 8 million subscribers at the end of September 2004 from 5.8 million at the end of September 2003; PTC’s subscriber market share is estimated at 38.1 percent, 2.4 percentage points higher than at the end of the third quarter of 2003;

•

Revenues for the third quarter increased 13.1 percent to PLN 1,684.6 million when compared to the third quarter of 2003;

•

EBITDA was PLN 785.7 million for the third quarter, up 18.7 percent over third quarter of 2003; expressed as a percentage of revenues EBITDA margin was 46.6 percent;

•

Capital investment at PLN 233.7 million up 116.0 percent on the third quarter of 2003 due to the need for capacity extension;

•

Total debt as of September 30, 2004 was PLN 2,328.9 million; total debt to annualized EBITDA was at 0.9x, compared to 1.7x a year ago;

Financial highlights for the third quarter of 2004
Revenues: Total revenues for the third quarter of 2004 grew 13.1 percent when compared to the same period of 2003.

Revenues

Total revenues for the three months ended September 30, 2004 were PLN 1,684.6 million (US$ 473.6[1] million), an increase of PLN 195.4 million (US$ 54.9 million) or 13.1 percent compared to the third quarter of 2003.

During the quarter, service revenues and fees increased 15.1 percent to PLN 1,648.6 million (US$ 463.5 million) from PLN 1,432.4 million (US$ 402.7 million) in the corresponding period of 2003, mainly as a result of a strong increase in the subscriber base and solid postpaid ARPU performance; offset by increasing share of lower ARPU prepaid customers in the subscriber base and falling prepaid ARPU.

Revenues from the sale of telephones and accessories for the quarter decreased by 36.6 percent to PLN 36.0 million (US$ 10.1 million) when compared to PLN 56.8 million (US$ 16.0 million) in third quarter of 2003. The decrease is mainly a result of selling fewer handsets as most prepaid customers choose starter packs (SIM card without a handset) and a higher number of postpaid customers are taking non-handset offers in both the acquisition and retention areas.

ARPU: During the third quarter of 2004, blended ARPU decreased by 15.7 percent compared to the third quarter of 2003.

ARPU

During the third quarter of 2004, monthly Average Revenue per User (ARPU) was PLN 66.6 (US$ 18.7), a decrease of 15.9 percent when compared to the result for the third quarter of 2003 of PLN 79.2 (US$ 22.3). ARPU from postpaid subscribers was PLN 133.1 (US$ 37.4), virtually stable comparing to the third quarter of 2003 and 1.5 percent up from the second quarter of 2004. ARPU from prepaid subscribers was PLN 27.5 (US$ 7.7), 6.0 percent down over the same period of 2003 and 2.4 percent down over the second quarter of 2004.

The postpaid ARPU stabilization is the effect of increased usage of our services due partly to falling prices and partly to improving economic conditions in Poland, and our consistent efforts to improve the mix of our subscribers towards business and higher-end residential customers.

Prepaid ARPU shows a much lower decline compared to a year ago than reported in previous quarters. This is attributable to encouraging ARPU performance from customers connecting to the new Heyah and new TakTak offers as well as disconnections of dormant prepaid customers.

Cost of Sales: Cost of sales went up by 7.5 percent in the third quarter of 2004 when compared to the same period of 2003.

Cost of Sales

For the three months ended September 30, 2004, total cost of sales was PLN 921.9 million (US$ 259.2 million), up 7.5 percent from PLN 857.9 million (US$ 241.2 million) in the third quarter of 2003.

During the third quarter of 2004, the cost of services sold increased by 21.0 percent to PLN 714.5 million (US$ 200.9 million) compared to PLN 590.7 million (US$ 166.1 million) in the third quarter of 2003, while the cost of sales of telephones and accessories decreased by 22.4 percent to PLN 207.4 million (US$ 58.3 million) from PLN 267.2 million (US$ 75.1 million).

The principal reason for the increase in cost of services sold was an increase of 33.8 percent in interconnection charges as a result of an increase in traffic generated by our customers, and a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections, which carry a much higher termination charge per minute compared to calls to fixed networks. Cost of services sold also increased due to rising costs of external services and depreciation and amortisation charges.

The decrease in cost of sales of telephones and accessories was primarily caused by decreasing average unit prices at which we purchase telephones. A large number of gross customer additions were prepaid customers buying only SIM cards without a handset. In postpaid - whilst the number of gross additions increased, the proportion of customers taking non-handset offers rose and our retention activities made less use of subsidised handset offers in comparison to a year earlier.

Cost of Subscriber Acquisition

During the quarter, the average cost of subscriber acquisition decreased to PLN 103.9 (US$ 29.2) compared to PLN 275.5 (US$ 77.5) in the third quarter of 2003, mainly as a result of a strong increase in the prepaid subscriber base with much lower SAC per gross addition.

The average cost of acquisition for postpaid subscribers decreased to PLN 590.5 (US$ 166.0) in the third quarter of 2004 from PLN 733.2 (US$ 206.1) in the third quarter of 2003 due to lower handset subsidies and an increased number of new customers selecting non-handset activation offers. The average acquisition cost for prepaid customers decreased to PLN 14.3 (US$ 4.0) compared to PLN 75.7 (US$ 21.3) in the third quarter of 2003 due to the impact of the low-cost model of acquisition and distribution employed for the Heyah brand.

Gross Margin

Gross margin for the third quarter of 2004 was PLN 762.7 million (US$ 214.4 million), up 20.8 percent compared with PLN 631.3 million (US$ 177.5 million) in the same period of 2003. As a percentage of total net sales, gross margin increased to 45.3 percent in the third quarter of 2004 from 42.4 percent for the third quarter of 2003.

The increased gross margin reflects the increase in service revenues and falling acquisition expenditure, partially offset by higher interconnection expenditures.

Operating Expenses

Operating expenses for the three months ended September 30, 2004 were up by 9.2 percent to PLN 215.9 million (US$ 60.7 million) versus PLN 197.7 million (US$ 55.6 million) in the third quarter of 2003. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs increased to PLN 155.9 million (US$ 43.8 million) in the third quarter of 2004 from PLN 139.1 million (US$ 39.1 million) in the third quarter of 2003. The increase was mainly a result of higher expenses on advertising campaigns and increased bad debt provisions recorded in the third quarter of 2004 in comparison with the corresponding period of last year, partly offset by a fall in depreciation and amortization expenses. The bad debt expenses during the quarter were at a satisfactory level of PLN 14.9 million (US$ 4.2 million) or 0.9 percent of revenues.

In the third quarter of 2004 administration and other operating expenses increased slightly by 2.4 percent to PLN 60.0 million (U$ 16.9 million) from PLN 58.6 million (U$ 16.5 million) in the third quarter of 2003.

EBITDA: In the third quarter of 2004, EBITDA was PLN 785.7 million.

EBITDA

EBITDA for the three months ended September 30, 2004 was PLN 785.7 million (US$ 220.9 million) compared to PLN 662.0 million (US$ 186.1 million) in the same period of 2003. This represents EBITDA growth of 18.7 percent when compared to the previous year, the result of a 20.8 percent increase in gross margin and operating expenses growing more slowly than revenues.

EBITDA margin for the third quarter of 2004 was 46.6 percent compared to 44.4 percent in the corresponding period of 2003.

Operating Profit: Operating profit for the quarter ended September 30, 2004 increased by 26.1 percent to PLN 546.7 million when compared to the third quarter of 2003.

Operating Profit

Operating profit for the three months ended September 30, 2004, was PLN 546.7 million (US$ 153.7 million), 26.1 percent above the result of PLN 433.6 million (US$ 121.9 million) in the same period of 2003.

As a percentage of total net sales, operating profit amounted to 32.4 percent in the third quarter of 2004 compared to 29.1 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 104.9 million (US$ 29.5 million) in the three months ended September 30, 2004 compared to the net financial expense of PLN 189.2 million (US$ 53.2 million) in the corresponding period of 2003.

For the three months ended September 30, 2004, net interest expense was PLN 73.9 million (US$ 20.8 million), compared to PLN 67.2 million (US$ 18.9 million) a year ago. Underlying interest expenses fell to PLN 39.1 million whilst PLN 34.8 million was provided for the cost of certain High Yield Bond redemptions.

The appreciation of the local currency against the Euro (3.5 percent) and against the U.S. Dollar (5.1 percent) respectively during the third quarter resulted in a net foreign exchange gain of PLN 67.1 million (US$ 18.9 million), compared to a net foreign exchange loss of PLN 38.5 million (US$ 10.8 million) for the third quarter 2003.

During the third quarter of 2004 PTC recorded a net loss on derivatives and other financial expenses totalling PLN 98.1 million (US$ 27.6 million) compared to a net loss of PLN 83.5 million (US$ 23.5 million) in the third quarter of 2003.

Net Income: PTC’s net income totaled PLN 355.4 million in the third quarter of 2004 compared to PLN 133.8 million for the third quarter of 2003.

Net Income

Strong operating profit in the third quarter of 2004 and reduced net financial expenses resulted in a significant increase in profit before taxes to PLN 441.8 million (US$ 124.2 million) versus PLN 244.4 million (US$ 68.7 million) a year earlier.

The tax charge recognized in the third quarter of 2004 amounted to PLN 86.4 million (US$ 24.3 million) as compared to PLN 110.6 million (US$ 31.1 million) a year ago.

As a result, net income for the third quarter of 2004 was PLN 355.4 million (US$ 99.9 million), compared to a net income of PLN 133.8 million (US$ 37.6 million) in the corresponding period of the previous year.

Liquidity

Total debt as of September 30, 2004 was PLN 2,328.9 million (US$ 654.7million) and the company had cash balances of PLN 554.8 million (US$ 156.0 million) with all senior secured debt having been repaid.  The total debt comprised of PLN 2,316.1 million (US$ 651.1million) of long-term debt[2] and PLN 12.8 million (US$ 3.6 million) of current debt[3]. Total debt to annualized EBITDA amounted to 0.9x at September 30, 2004, down from 1.7x a year ago.

Operational Highlights

Growth in the subscriber base: In the third quarter of 2004, PTC’s subscriber base grew by 38.6 percent, when compared to the third quarter of 2003; allowing PTC to strengthen its leadership position in the Polish wireless market and extend its lead over the number two operator.

Subscriber Growth

During the third quarter of 2004, PTC attracted more than 1.1 million new subscribers (gross additions), a more than twofold increase when compared with approximately 0.5 million subscribers acquired in the third quarter of 2003. In the third quarter of 2004 PTC attracted 175,247 postpaid subscribers and 951,207 prepaid subscribers compared to 166,045 postpaid and 380,424 prepaid gross additions in the third quarter of 2003.

The total subscriber base increased by 38.6 percent to 8,050,936 from 5,809,376 a year earlier. As of September 30, 2004, PTC’s postpaid subscriber base totalled 2,923,173 subscribers. Prepaid subscribers totalled 5,127,763, which represents 67.2 percent growth over 3,066,580 a year ago.

PTC’s higher prepaid gross additions in comparison with 2003 resulted from the highly successful Era Love tariff, introduced late in 2003, successively boosted by a new prepaid product line branded “Heyah”, targeted at young, urban customers and the July launch of a new TakTak tariff “Happy” and, in August, a reduction in the Heyah tariff.

In terms of net subscriber additions PTC recorded an excellent quarter by adding 533,013 subscribers, which puts PTC in first place among Polish mobile operators.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 7.9 percent in the third quarter of 2004 to approximately 21.2 million subscribers, representing approximately 55.2 percent market penetration.

PTC estimates its prepaid and postpaid market shares at 42.4 percent and 32.2 percent respectively, compared to 34.4 percent and 37.4 percent respectively, at the end of the third quarter of 2003. PTC's subscriber base represents approximately 38.1 percent of the total wireless market, which strengthens PTC’s position as the leader among wireless services providers in Poland, being up from 35.7 percent at the end of the third quarter of 2003.

PTC believes that postpaid market shares are no longer representative of the true situation as our competitors have been acquiring high number of Mix customers, which are arguably prepaid subscribers and have lower ARPU than traditional postpaid. PTC aims to retain leadership of the postpaid customer segment measured by revenues.

Churn Rate: During the quarter monthly churn rate increased to 2.5 percent, mainly due to increased disconnections in prepaid segment.

Churn Rate

The average monthly churn rate in the third quarter of 2004 was 2.5 percent. The average monthly churn rate amounted to 1.6 percent for postpaid subscribers and 3.1 percent for prepaid customers, compared to churn of 1.6 percent and 2.3 percent, respectively for postpaid and prepaid in the third quarter of 2003.

The monthly churn rate for prepaid customers increased significantly when comparing with the corresponding period of 2003, due to accelerated deactivation of pre-paid customers relative to PTC’s standard deactivation policy being on average after 9 months from account expiry date. The accelerated deactivation may be undertaken from time to time to free up system capacity in the face of fast customer growth rate.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscribers’ average, MoUs during the third quarter were 74, compared to 81 in the third quarter of 2003 and 76 in the second quarter of 2004. The drop in average MoUs is due solely to the mix of customers shifting more towards pre-paid clients. Average MoUs in the third quarter of 2004 were 144 minutes for postpaid customers and 32 minutes for prepaid customers compared with 137 and 29, respectively for postpaid and prepaid in the third quarter of 2003.

The improvement in the pre-paid usage per customer during the third quarter of 2004 has been observed despite the significant increase in the number of prepaid customers. The increase in average prepaid usage reflects positive customer response to significantly lower call prices available on the Era TakTak “Love” and “Happy” tariffs or with the Heyah offer.

PTC seeks to stimulate usage by increasing the number of free minutes included in the monthly subscription fee, lowering tariffs and introducing one-second billing for postpaid customers and now also for prepaid customers.

SMSs sent from PTC’s network increased to 29 per subscriber, per month, in the third quarter of 2004.

SMS

During the third quarter of 2004, the average number of SMSs sent from PTC’s network increased to 29 SMSs per subscriber, per month compared to approximately 23 SMSs per month in the third quarter of 2003. In the third quarter of 2004 postpaid subscribers sent approximately 33 SMSs per month, while prepaid subscribers sent 26 SMSs per month, as compared to 25 and 20 messages for postpaid and prepaid customers, respectively, in the third quarter of 2003.

Network Build-Out: At the end of the third quarter of 2004, total network investment reached PLN 8.6 billion. This includes investments in network tangible assets of PLN 4.6 billion[4], license fees of PLN 3.1 billion[5] and computer and network software of PLN 0.9 billion[6].

Network Build-Out

During the third quarter of 2004, PTC invested in non-license capital expenditures an amount of PLN 233.7 million (US$ 65.7 million) 116.0 percent up from PLN 108.2 million (US$ 30.4 million) in the corresponding period of 2003.

Orders made with our vendors amounted to PLN 265.3 million (US$ 74.6 million) and PLN 86.0 million (US$ 24.2 million) for the third quarter of 2004 and 2003, respectively, and PLN 603.5 million (US$ 169.7 million) in the first nine months of 2004 comparing to PLN 216.0 million (US$ 60.7 million) in the corresponding period of the previous year. The increase reflects the impact of accelerating traffic and subscriber growth and our UMTS roll-out in Warsaw.

Recent Developments

Legal and regulatory

Fixed-to-mobile interconnection rates

During October PTC has agreed reductions in interconnection rates for terminating traffic originated by TPSA after TPSA announced significant reductions in fixed-to-mobile retail tariffs. Both TPSA tariff reductions and PTC interconnection reductions are effective from November 1, 2004. PTC expects lower retail tariffs to improve call volumes and both PTC and TPSA have agreed to drop all related proceedings at URTiP (the Polish telecommunication market regulator) and UOKiK (the Antimonopoly Office).

Tender for frequencies in the 3.6-3.8 MHz range

In April 2004 the President of URTiP announced a tender for available frequencies in the 3.6-3.8 MHz range. The result of the tender named PTC as one of three winners and allocated PTC four duplex channels for a price of approximately PLN 0.6 million each. Despite an appeal by one bidder, in October URTiP informed that it would not cancel the tender and PTC expects URTiP to soon issue final decisions allocating the frequencies.

Technologies using the 3.6-3.8 MHz frequencies allow very fast wireless data transmission over distances significantly exceeding those achievable by technologies such as Wireless LAN.

Other

New offers

From July 28, 2004 PTC offers a new Tak Tak pre- paid tariff “Happy”. The new tariff in the Tak Tak offering has been introduced to further boost prepaid sales, following the successful earlier launches of the Era Love tariff from Tak Tak and the wholly new Heyah prepaid brand. The new offer features 1-second billing and attractive call prices equal to PLN 0.77 flat fee per minute gross, PLN 0.63 net.

Starting August 1, 2004 we introduced new gross prices for Heyah services with a decrease from PLN 0.68 to PLN 0.60 (for one minute of on on-net call) and from PLN 0.98 to PLN 0.80 per off-net minute. SMS prices were lowered from PLN 0.18 to PLN 0.15 (on net) and from PLN 0.28 to PLN 0.20 (off net) per SMS.

Standard & Poor’s upgrades PTC to investment grade

On July 13, 2004, Standard & Poor's Ratings Services raised its long-term corporate credit and bank loan ratings on Poland-based mobile telecommunications operator Polska Telefonia Cyfrowa Sp. z o.o. (PTC) to 'BBB-' from 'BB+', primarily reflecting the company's improved financial profile and continued strong operating performance. At the same time, Standard & Poor's raised its subordinated debt ratings on guaranteed subsidiary PTC International Finance II S.A. to 'BB+' from 'BB-'.

New credit facility

On October 7, 2004 PTC Sp. z o.o. signed a new credit agreement (“Bank Credit Facility”) with a club of Polish and foreign banks in order to replace its existing senior secured Bank Credit Facilities, which were fully cancelled on October 12, 2004. The new Bank Credit Facility totaling Euro 550 million, may be used for general corporate purposes including the refinancing of any of the Company’s outstanding obligations under any credit agreements and high yield bonds, is unsecured and ranks at least pari passu with all PTC’s other unsecured and unsubordinated obligations. The facility is provided by a group of fourteen major banks and PTC believes this financing to be one of the larger club deals completed in Central Europe during 2004.

Notes repurchases

On September 28, 2004 PTC International Finance II S.A.  – an indirect wholly-owned subsidiary of PTC Sp. Z o.o. made a cash-tender offer to purchase all of the outstanding 10 7/8% Notes at a price of 106.0% of face value, increased to 107.5% in the Consent Period. The offer expired on  October 29, 2004 with the Company having received tenders and consents from holders representing EUR 99,178,000 aggregate principal amount, or 73.14%, of the 10 7/8% Senior Subordinated Guaranteed Notes due 2008 (the "Notes") then outstanding.  EUR 36,437,000 aggregate principal amount of the Notes were not tendered and remain outstanding.

On October 28, 2004 PTC announced its decision to early redeem all of its outstanding EUR and USD 11¼% Senior Subordinated Guaranteed Notes due 2009, on December 1, 2004, which is the earliest optional redemption date as set forth in the terms of the respective Notes, at 105.625% of the aggregate principal amount of such Notes outstanding. As of September 30, 2004 there was Euro 248.242 million and USD 140 million of nominal value of 11¼% Notes outstanding, due to open market purchases performed by the Company in the past.

On November 5, 2004 the Company announced that at a meeting held on November 4, 2004, its Supervisory Board confirmed the Management Board’s decision that PTC should approach the U.S. Bank National Association (successor to State Street Bank and Trust Company), acting as Trustee for Eur 107/8% Senior Subordinated Notes due 2008, to inform the Trustee of PTC's intention to pursue the Tax Call option with respect to these Notes.

.

UMTS network tests

In August 2004 PTC commenced testing of its UMTS network in the Warsaw area. A selected group of customers have gained access to up to 384 Kbt/s fast data transmission and a range of services available with the use of handsets and data PC cards. The launch date of commercial UMTS services is yet to be determined.

New services

PTC has become the first Polish mobile operator to implement the Black Berry ® solution integrating mobile telephony with access to e-mail and various business applications. The new service will primarily target business customers of PTC, enhancing their productivity and providing them with easy mobile access to company resources. Business customers currently use the service on a trial basis.

Changes in PTC Supervisory Board

On October 8, 2004 Dr. Jacek Niewęgłowski replaced Mr Zygmunt Solorz-Żak as member of PTC’s Supervisory Board, nominated by Elektrim Telekomunikacja. Mr Niewęgłowski graduated from Tampere University of Technology, Finland and London Business School (MBA). He is Member of the Management Board of Elektrim Telekomunikacja. Previously Mr Niewęgłowski worked for Nokia and PTC, where he was responsible for network development.

Outlook for 2004

PTC’s operating and financial results for the three quarters of 2004 are in line with Management expectations and indicate that achievement of aggressive full year 2004 objectives is very much attainable. Strong revenue and margin growth in the first nine months will be further used to invest in strengthening market share and enhancing attractiveness of the offer for PTC customers.

The Company now expects to maintain its overall subscriber and revenue growth leadership and is confirming its revenue guidance of at least 13% growth over 2003. Revenue growth will be driven by growth in prepaid and non-voice revenues, together with further optimisation of the postpaid subscriber mix.

EBIDTA margins are now expected to be above 40 per cent for the whole of 2004.

Investments are expected to increase by up to 90 per cent as a result of necessary capacity and platform investments for GSM including new products plus the initial stage roll-out of a fully operational UMTS network in the Warsaw area.

After strong performance year-to-date, cash flow generation is now expected to be more than 20 per cent higher than in 2003, despite higher capital investment and a first full year of corporate taxation.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Karol Depczyński

( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

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Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

Notes	Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (restated, unaudited)	Three month period ended September 30, 2003 (restated, unaudited)

Net sales	4,763,060	1,684,598	4,166,839	1,489,187

Cost of sales	(2,743,640)	(921,921)	(2,674,793)	(857,858)
	-------------------	-------------------	-------------------	-------------------
Gross margin	2,019,420	762,677	1,492,046	631,329

Operating expenses	(634,749)	(215,946)	(639,436)	(197,737)
	------------------	------------------	------------------	------------------
Operating profit	1,384,671	546,731	852,610	433,592

Non-operating items
Interest and other financial income	202,239	77,167	277,594	(12,887)
Interest and other financial expenses	(528,908)	(182,078)	(685,254)	(176,307)
	------------------	------------------	------------------	------------------
Profit before taxation	1,058,002	441,820	444,950	244,398

Taxation charge	(225,556)	(86,379)	(147,545)	(110,573)
	-------------------	-------------------	-------------------	-------------------
Net profit for the period	832,446	355,441	297,405	133,825
	========	========	========	========

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Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at September 30, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents	554,839	20,880
Short-term investments and other financial assets	49,600	110,538
Debtors and prepayments	815,179	751,122
Inventory	210,511	185,866
	-----------------	----------------
	1,630,129	1,068,406
Long-term assets
Property, plant and equipment	2,774,308	3,023,831
Intangible fixed assets	2,838,802	2,829,980
Financial assets	95,461	248,373
Deferred costs and other long-term assets	4,409	4,536
	-----------------	-----------------
	5,712,980	6,106,720
	-----------------	-----------------
Total assets	7,343,109	7,175,126
	============	===========
Current liabilities
Accounts payable	205,384	290,405
Amounts due to State Treasury	154,987	69,385
Interest-bearing liabilities	178,172	101,445
Accruals	272,675	220,595
Deferred income and other liabilities	358,677	211,787
	-----------------	-----------------
	1,169,895	893,617
Long-term liabilities
Interest-bearing liabilities	2,840,755	3,811,750
Non-interest-bearing liabilities	13	13
Deferred tax liability	320,048	290,563
Provisions for liabilities and charges	92,737	91,952
	-----------------	-----------------
	3,253,553	4,194,278
	-----------------	-----------------
Total liabilities	4,423,448	5,087,895
	-----------------	-----------------
Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(3,278)	(3,262)
Accumulated profit	2,042,185	1,209,739
	-----------------	-----------------
	2,919,661	2,087,231
	-----------------	-----------------
Total equity and liabilities	7,343,109	7,175,126
	============	===========

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Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

#

	Nine month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	1,058,002	444,950
Adjustments for:
Depreciation and amortization	711,391	692,824
Change in provision and write-offs of doubtful debtors	36,007	29,130
Change in provision for inventory	(1,557)	5,220
Change in other provisions long-term	785	5,591
Foreign exchange losses, net and changes In financial instruments fair value	120,285	158,564
Loss on disposal of tangibles and intangibles	4,151	5,096
Interest expense, net	206,384	249,096
	--------------------	--------------------
Operating cash flows before working capital changes	2,135,448	1,590,471

Increase/ Decrease in inventory	(23,088)	49,862
Increase in debtors, prepayments and deferred cost	(99,936)	(100,044)
Increase in trade payables and accruals	152,917	36,012
	------------------	------------------
Cash from operations	2,165,341	1,576,301

Interest paid	(230,249)	(363,516)
Interest received	11,610	11,367
Income taxes paid	(157,004)	(30,869)
Cash paid on initiation/ realization of financial instruments	(26,742)	(30,409)
Cash received on realization of financial instruments	9,810	24,779
	-----------------	-----------------
Net cash from operating activities	1,772,766	1,187,653

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(111,610)	(92,672)
Purchases of tangible fixed assets	(352,328)	(230,629)
Proceeds from sale of equipment and intangibles	26,419	8,838
	------------------	------------------
Net cash used in investing activities	(437,519)	(314,463)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(540,289)	(392,906)
Redemption of the Notes	(237,313)	(520,053)
	-----------------	-----------------
Net cash used in financing activities	(777,602)	(912,959)

Net increase/(decrease) in cash and cash equivalents	557,645	(39,769)

Effect of foreign exchange changes on cash and cash equivalents	2,293	170

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	554,839	14,801
	==========	==========

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Annex 4

Consolidated Statements of Changes in Equity

Summary Level from SEC 6-K report (International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	70,876	-	70,876
				-
reclassified and reported in net profit	-	-	42,073	-	42,073

deferred tax on reclassified item	-	-	(11,361)	-	(11,361)

Net profit for the period	-	-	-	297,405	297,405
	---------------	---------------	---------------	---------------	------------------
Balance as at September 30, 2003 (unaudited)	471,000	409,754	14,939	855,827	1,751,520

Cash flow hedge:

net fair value gain, net of tax	-	-	5,010	-	5,010

hedging instrument replacement net of tax			(7,833)		(7,833)

reclassified and reported in net profit	-	-	(21,685)	-	(21,685)

deferred tax on reclassified item	-	-	5,856	-	5,856

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	356,517	356,517

Effect of subsidiary closing				(2,605)	(2,605)
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain, net of tax	-	-	1,480	-	1,480

reclassified and reported in net profit	-	-	(1,848)	-	(1,848)

deferred tax on reclassified item	-	-	352	-	352

Net profit for the period	-	-	-	832,446	832,446
	----------------	----------------	---------------	---------------	-------------------
Balance as at September 30, 2004 (unaudited)	471,000	409,754	(3,278)	2,042,185	2,919,661
	==========	==========	=========	=========	=====================

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Annex 5

Statistical data

		Three months ended September 30, 2004 (unaudited)	Nine months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2003 (unaudited)

Number of subscribers (at the end of the period)		8 050 936	8 050 936	5,809,376	5,809,376
	Postpaid	2 923 173	2 923 173	2,742,796	2,742,796
	Prepaid	5 127 763	5 127 763	3,066,580	3,066,580

Gross adds		1 126 454	3 470 860	546,469	1,711,900
	Postpaid	175 247	524 944	166,045	650,999
	Prepaid	951 207	2 945 916	380,424	1,060,901

MOU		74	74	81	80
	Postpaid	144	138	137	132
	Prepaid	32	30	29	30

SMSs		29	29	23	22
	Postpaid	33	33	25	24
	Prepaid	26	25	20	20

Churn		2,5%	2,5%	2.0%	1.6%
	Postpaid	1,6%	1,6%	1.6%	1.6%
	Prepaid	3,1%	3,2%	2.3%	1.5%

ARPU		66.6	68.6	79.2	79.2
	Postpaid	133.1	129.0	133.6	130.6
	Prepaid	27.5	27.1	29.3	29.2

Cost of Acquisition		103.9	119.8	275.5	336.2
	Postpaid	590.5	666.1	733.2	779.6
	Prepaid	14.3	22.5	75.7	64.0

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Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN [3.5569] per Dollar, the fixing rate announced by the National Bank of Poland on September 30, 2004.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Represents gross value of plant and equipment

5 Represents gross value of GSM and UMTS licenses.

6 Represents gross value of computer and network software.

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